                       Filer:  DEAN WITTER SELECT EQUITY TRUST

                              SELECT GLOBAL SERIES 97-5
                           SELECT GLOBAL 30 PORTFOLIO 97-5

                         Investment Company Act No. 811-5065

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM S-6


     For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact name of Trust:

               DEAN WITTER SELECT EQUITY TRUST,
               SELECT GLOBAL SERIES 97-5
               SELECT GLOBAL 30 PORTFOLIO 97-5

          B.   Name of Depositor:

               DEAN WITTER REYNOLDS INC.

          C.   Complete address of Depositor's principal executive office:

               DEAN WITTER REYNOLDS INC.
               Two World Trade Center
               New York, New York  10048

          D.   Name and complete address of agents for service:

               MR. MICHAEL D. BROWNE
               DEAN WITTER REYNOLDS INC.
               Unit Trust Department
               Two World Trade Center - 59th Floor
               New York, New York  10048

               Copy to:

               KENNETH W. ORCE, ESQ.
               CAHILL GORDON & REINDEL
               80 Pine Street
               New York, New York  10005

          E.  Total and amount of securities being registered:

               An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

          F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite

          G.   Amount of filing fee:

               N/A

          H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          DEAN WITTER SELECT EQUITY TRUST,

                              SELECT GLOBAL SERIES 97-5
                           SELECT GLOBAL 30 PORTFOLIO 97-5

                                Cross Reference Sheet

                       Pursuant to Rule 404(c) of Regulation C
                          under the Securities Act of 1933

                    (Form N-8B-2 Items required by Instruction 1
                            as to Prospectus on Form S-6)



          I.  ORGANIZATIONAL AND GENERAL INFORMATION

      1.  (a)  Name of Trust                ) Front Cover
          (b)  Title of securities issued   )

      2.  Name and address of Depositor     ) Table of Contents

      3.  Name and address of Trustee       ) Table of Contents

      4.  Name and address of principal     ) Table of Contents
          Underwriter                       )

      5.  Organization of Trust             ) Introduction

      6.  Execution and termination of      ) Introduction; Amendment
          Indenture                         ) and Termination of the
                                            ) Indenture

      7.  Changes of name                   ) Included in Form N-8B-2
                                            )
      8.  Fiscal Year                       ) Included in Form N-8B-2
                                            )
      9.  Litigation                        ) *

          II.  GENERAL DESCRIPTION OF THE TRUST AND
               SECURITIES OF THE TRUST

     10.  General Information regarding     )
          Trust's Securities and Rights of  )
          Holders                           )

________________________
*  Not applicable, answer negative or not required.

           Form N-8B-2                       Form S-6
           Item Number                       Heading in Prospectus


          (a)  Type of Securities           ) Rights of Unit Holders
               (Registered or Bearer)       )

          (b)  Type of Securities           ) Administration of the
               (Cumulative or               ) Trust-Distribution
               Distributive)                )

          (c)  Rights of Holders as to      ) Redemption; Public
               withdrawal or redemption     ) Offering of Units-
                                            ) Secondary Market

          (d)  Rights of Holders as to      ) Public Offering of Units
               conversion, transfer,        ) - Secondary Market;
               partial redemption and       ) Exchange Option;
               similar matters              ) Redemption; Rights of
                                            ) Unit Holders -)
                                            ) Certificates

          (e)  Lapses or defaults with      ) *
               respect to periodic payment  )
               plan certificates            )

          (f)  Voting rights as to          ) Rights of Unit Holder -
               Securities under the         ) Certain Limitations;
               Indenture                    ) Amendment and Termination
                                            ) of the Indenture

          (g)  Notice to Holders as to      )
               change in                    )

               (1)  Composition of assets   ) Administration of the
                    of Trust                ) Trust - Reports to Unit
                                            ) Holders; The Trust -
                                            ) Summary Description of
                                            ) the Portfolios
                                            )
               (2)  Terms and Conditions    ) Amendment and Termination
                    of Trust's Securities   ) of the Indenture
               (3)  Provisions of           ) Amendment and Termination
                    Indenture               ) of the Indenture
               (4)  Identity of Depositor   ) Sponsor; Trustee
                    and Trustee             )


          (h)  Security Holders Consent     )
               required to change           )

_______________________
*  Not applicable, answer negative or not required.

               Form N-8B-2                        Form S-6
               Item Number                        Heading in Prospectus

               (1)  Composition of assets   ) Amendment and Termination
                    of Trust                ) of the Indenture
               (2)  Terms and conditions    ) Amendment and Termination
                    of Trust's Securities   ) of the Indenture
               (3)  Provisions of           ) Amendment and Termination
                    Indenture               ) of the Indenture

               (4)  Identity of Depositor   ) *
                    and Trustee             )

          (i)  Other principal features of  ) Cover of Prospectus; Tax
               the Trust's Securities       ) Status

     11.  Type of securities comprising     ) The Trust - Summary
          units                             ) Description of the
                                            ) Portfolios; Objectives
                                            ) and Securities Selection;
                                            ) The Trust - Special
                                            ) Considerations

     12.  Type of securities comprising     ) *
          periodic payment certificates     )

     13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                            ) Information; Public
                                            ) Offering of Units -
                                            ) Public Offering Price; -
                                            ) Profit of Sponsor; -
                                            ) Volume Discount; Expenses
                                            ) and Charges

          (b)  Certain information          ) *
               regarding periodic payment   )
               certificates                 )

          (c)  Certain percentages          ) Summary of Essential
                                            ) Information; Public
                                            ) Offering of Units -
                                            ) Public Offering Price; -
                                            ) Profit of Sponsor;
                                            ) - Volume Discount

          (d)  Price differentials          ) Public Offering of Units
                                            ) - Public Offering Price
                                            )

__________________________
*  Not applicable, answer negative or not required.

          Form N-8B-2                        Form S-6
          Item Number                        Heading in Prospectus

          (e)  Certain other loads, fees,   ) Rights of Unit Holders -
               expenses, etc. payable by    ) Certificates
               holders                      )

          (f)  Certain profits receivable   ) Redemption - Purchase by
               by depositor, principal      ) the Sponsors of Units
               underwriters, trustee or     ) Tendered for Redemption
               affiliated persons           )

          (g)  Ratio of annual charges to   ) *
               income                       )

     14.  Issuance of trust's securities    ) Introduction; Rights of
                                            ) Unit Holders -
                                            ) Certificates

     15.  Receipt and handling of payments  ) Public Offering of Units
          from purchasers                     - Profit of Sponsor

     16.  Acquisition and disposition of    ) Introduction; Amendment
          underlying securities             ) and Termination of the
                                            ) Indenture; Objectives and
                                            ) Securities Selection; The
                                            ) Trust - Summary
                                            ) Description of the
                                            ) Portfolio; Sponsor -
                                            ) Responsibility

     17.  Withdrawal or redemption          ) Redemption; Public
                                            ) Offering of Units -
                                            ) Secondary Market

     18.  (a)  Receipt and disposition of   ) Administration of the
               income                       ) Trust; Reinvestment
                                            ) Programs

          (b)  Reinvestment of              ) Reinvestment Programs
               distributions                )

          (c)  Reserves or special fund     ) Administration of the
                                            ) Trust - Distribution

          (d)  Schedule of distribution     ) *

________________________
*  Not applicable, answer negative or not required.

          Form N-8B-2                        Form S-6
          Item Number                        Heading in Prospectus

     19.  Records, accounts and report      ) Administration of the
                                            ) Trust-Records and
                                            ) Accounts; - Reports to
                                            ) Unit Holders

     20.  Certain miscellaneous provisions  ) Amendment and Termination
          of trust agreement                ) of the Indenture; Sponsor
                                            ) - Limitation on Liability
                                            ) - Resignation; Trustee
                                            ) - Limitation on Liability
                                            ) - Resignation

     21.  Loans to security holders         ) *

     22.  Limitations on liability of       ) Sponsor, Trustee;
          depositor, trustee, custodian,    ) Evaluator - Limitation on
          etc.                              ) Liability

     23.  Bonding arrangements              ) Included in Form N-8B-2
                                            )

     24.  Other material provisions of      ) *
          trust agreement                   )

          III.  ORGANIZATION PERSONNEL AND AFFILIATED
                PERSONS OF DEPOSITOR

     25.  Organization of Depositor         ) Sponsor

     26.  Fees received by Depositor        ) Expenses and Charges -
                                            ) fees; Public Offering of
                                            ) Units - Profit of Sponsor

     27.  Business of Depositor             ) Sponsor and Included in
                                            ) Form N-8B-2

     28.  Certain information as to         ) Included in Form N-8B-2
          officials and affiliated persons  )
          of Depositor                      )

     29.  Voting securities of Depositor    ) Included in Form N-8B-2
                                            )

     30.  Persons controlling Depositor     ) *

_______________________
*  Not applicable, answer negative or not required.

          Form N-8B-2                        Form S-6
          Item Number                        Heading in Prospectus

     31.  Compensation of Officers and      ) *
          Director of Depositor             )

     32.  Compensation of Directors of      ) *
          Depositor                         )

     33.  Compensation of employees of      ) *
          Depositor                         )

     34.  Remuneration of other persons     ) *
          for certain services rendered to  )
          trust

          IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     35.  Distribution of trust's           ) Public Offering of Units
          securities by states              ) - Public Distribution

     36.  Suspension of sales of trust's    ) *
          securities                        )

     37.  Revocation of authority to        ) *
          distribute                        )

     38.  (a)  Method of distribution       ) Public Offering of Units
          (b)  Underwriting agreements      )
          (c)  Selling agreements           )

     39.  (a)  Organization of principal    ) Sponsor
               underwriter                  )
          (b)  N.A.S.D. membership of       )
               principal underwriter        )

     40.  Certain fees received by          ) Public Offering of Units
          principal underwriter             ) - Profit of Sponsor

     41.  (a)  Business of principal        ) Sponsor
               underwriter                  )
          (b)  Branch offices of principal  ) *
               underwriter                  )
          (c)  Salesman of principal        ) *
               underwriter                  )

     42.  Ownership of trust's securities   ) *
          by certain persons                )

______________________
*  Not applicable, answer negative or not required.

          Form N-8B-2                        Form S-6
          Item Number                        Heading in Prospectus

     43.  Certain brokerage commissions     ) *
          received by principal             )
          underwriter                       )

     44.  (a)  Method of valuation          ) Public Offering of Units

          (b)  Schedule as to offering      ) *
               price                        )

          (c)  Variation in offering price  ) Public Offering of Units
               to certain persons           ) - Volume Discount;
                                            ) Exchange option

     45.  Suspension of redemption rights   ) *

     46.  (a)  Redemption valuation         ) Public Offering of Units
                                            ) -Secondary Market;
                                            ) Redemption
          (b)  Schedule as to redemption    ) *
               price                        )

     47.  Maintenance of position in        ) See items 10(d), 44 and
          underlying securities             ) 46

          V. INFORMATION CONCERNING THE TRUSTEE OR
             CUSTODIAN

     48.  Organization and regulation of    ) Trustee
          Trustee                           )

     49.  Fees and expenses of Trustee      ) Expenses and Charges

     50.  Trustee's lien                    ) Expenses and Charges

          VI.  INFORMATION CONCERNING INSURANCE OF
               HOLDERS OF SECURITIES

     51.  (a)  Name and address of          ) *
               Insurance Company            )
          (b)  Type of policies             ) *
          (c)  Type of risks insured and    ) *
               excluded                     )
          (d)  Coverage of policies         ) *
          (e)  Beneficiaries of policies    ) *
          (f)  Terms and manner of          ) *
               cancellation                 )
________________________
*  Not applicable, answer negative or not required.

               Form N-8B-2                        Form S-6
               Item Number                        Heading in Prospectus

          (g)  Method of determining        ) *
               premiums                     )
          (h)  Amount of aggregate          ) *
               premiums paid                )
          (i)  Persons receiving any part   ) *
               of premiums                  )
          (j)  Other material provisions    ) *
               of the Trust relating to     )
               insurance                    )

          VII.  POLICY OF REGISTRANT

     52.  (a)  Method of selecting and      ) Introduction Objectives
               eliminating securities from  ) and Securities Selection;
               the Trust                    ) The Trust - Summary
                                            ) Description of the
                                            ) Portfolio Sponsor -
                                            ) Responsibility

          (b)  Elimination of securities    ) *
               from the Trust               )

          (c)  Substitution and             ) Introduction Objectives
               elimination of securities    ) and Securities Selection;
               from the Trust               ) Sponsor - Responsibility;
          (d)  Description of any           )
               fundamental policy of the    )
               Trust                        )

     53.  Taxable status of the Trust       ) Cover of Prospectus; Tax
                                            ) Status

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

     54.  Information regarding the         ) *
          Trust's past ten fiscal years     )

     55.  Certain information regarding     ) *
          periodic payment plan             )
          certificates                      )

     56.  Certain information regarding     ) *
          periodic payment plan             )
          certificates                      )

__________________________
*  Not applicable, answer negative or not required.

          Form N-8B-2                        Form S-6
          Item Number                        Heading in Prospectus


     57.  Certain information regarding     ) *
          periodic payment plan             )
          certificates                      )

     58.  Certain information regarding     ) *
          periodic payment plan             )
          certificates                      )

     59.  Financial statements              ) Statement of Financial
          (Instruction 1(c) to Form S-6)    ) Condition

____________________________
*  Not applicable, answer negative or not required.

                        SUBJECT TO COMPLETION AUGUST 4, 1997

                           DEAN WITTER SELECT EQUITY TRUST
                              SELECT GLOBAL SERIES 97-5
                           SELECT GLOBAL 30 PORTFOLIO 97-5
                              A "UNIT INVESTMENT TRUST"



               The attached final prospectus for Dean Witter Select Equity Trust, Select Global Series 97-4, Select Global 30 Portfolio 97-4 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Select Global Series 97-5, Select Global 30 Portfolio 97-5. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

               Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

               OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGIS-TERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

               INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICTATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          DEAN WITTER SELECT EQUITY TRUST,
                              SELECT GLOBAL SERIES 97-5
                           SELECT GLOBAL 30 PORTFOLIO 97-5


               The prospectus dated July 1, 1997, File No. 333-29039, is hereby incorporated by reference herein.

     PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

               This registration statement on Form S-6 comprises the following documents:

               The facing sheet.

               The Cross Reference Sheet.

               The Prospectus.

               The signatures.

               Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Dean Witter Select Equity Trust, Select Global Series 97-5, Select Global 30 Portfolio 97-5. This prior final prospectus is incorporated herein by reference.

     Dean Witter Select Equity Trust,
     Select Global Series 97-4,
     Select Global 30 Portfolio 97-4
     (Registration No. 333-29039)

               Written consents of the following persons:

                    . Cahill Gordon & Reindel (included in Exhibit 5)

                    . Deloitte & Touche LLP

     The following Exhibits:

      ***EX-3(i)    Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

      ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

        *EX-4.1     Trust Indenture and Agreement, dated
                    September 30, 1993.

       **EX-4.2     Draft of Reference Trust Agreement

     ****EX-5 Opinion of counsel as to the legality of the securities being registered.

     ****EX-23.1    Consent of Independent Auditors.

     ****EX-23.2    Consent of Cahill Gordon & Reindel (included in
                    Exhibit 5).

     _________________________
     * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105.
     **   Filed herewith.
     *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
     **** To be filed by amendment.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select Global Series 97-5, Select Global 30 Portfolio 97-5 has duly caused this Registration State-ment to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 4th day of August, 1997.



                                   DEAN WITTER SELECT EQUITY TRUST,
                                   SELECT GLOBAL SERIES 97-5
                                   SELECT GLOBAL 30 PORTFOLIO 97-5

                                   By:  Dean Witter Reynolds Inc.
                                        (Depositor)


                                        Thomas Hines
                                        Thomas Hines
                                        Authorized Signatory

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 4th day of August, 1997.

                                        DEAN WITTER REYNOLDS INC.

     Name                               Office

     Philip J. Purcell                  Chairman & Chief  )
                                        Executive Officer )
                                        and Director*     )

     Richard M. DeMartini               Director***
     Robert J. Dwyer                    Director***
     Christine A. Edwards               Director***
     Charles A. Fiumefreddo             Director**
     James F. Higgins                   Director***
     Mitchell M. Merin                  Director*
     Stephen R. Miller                  Director***
     Richard F. Powers, III             Director*
     Philip J. Purcell                  Director***
     Thomas C. Schneider                Director**
     William B. Smith                   Director**

                                        By:  Thomas Hines
                                             Thomas Hines
                                             Attorney-in-fact*
     ____________________

     * Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No. 333-16839.

     ** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

     *** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                                    Exhibit Index
                                         To
                                      Form S-6
                               Registration Statement
                          Under the Securities Act of 1933


     Exhibit No.                  Document

      ***EX-3(i)    Certificate of Incorporation of Dean
                    Witter Reynolds Inc.

      ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

        *EX-4.1     Trust Indenture and Agreement, dated
                    September 30, 1993.

       **EX-4.2     Draft of Reference Trust Agreement.

     ****EX-5       Opinion of counsel as to the
                    legality of the securities being
                    registered.

     ****EX-23.1    Consent of Independent Auditors.

     ****EX-23.2    Consent of Cahill Gordon & Reindel
                    (included in Exhibit 5).

     _________________________

     * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration No. 33-50105.

     **   Filed herewith.

     *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

     **** To be filed by amendment.